FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                           Pursuant to Rule 13a-16 of
                       the Securities Exchange Act of 1934

                               For 21 January 2003
                         Commission File Number 0-30358

                                  ebookers plc
                               -------------------
                              (Name of Registrant)

                       25, Farringdon St, LONDON, EC4A 4AB
                    ---------------------------------------
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F |X| Form 40-F
                                   ----           -----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                          Yes          No  |X|
                             -------      ----


                   If "Yes" is marked, indicate below the file
                      number assigned to the registrant in
                         connection with Rule 12g3-2(b):

                                 Not applicable.


Enclosures:

Change of Board Directors                    21 January 2003              4 inc




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                   ebookers plc - change of Board of Directors


21 January 2003 - ebookers plc, the leading European online travel agency (LSE: ebr , Nasdaq: ebkr) today announces a change to its Board of Directors.

Dr Sanjiv Talwar, Managing Director left the ebookers' Executive Board yesterday. He has decided to take a break from his career for health reasons.

Initially, Dr Talwar's responsibilities will be taken over by the CEO, Dinesh Dhamija, and a management team which has been strengthened during the year with several key appointments, including Nigel Addison Smith as CFO, Philip Dale as CIO, and Thomas Meyjes as a new Regional Director.

Dinesh Dhamija CEO ebookers plc comments:
"I would like to personally thank Sanjiv for the significant contribution he has made to ebookers. He has helped in building ebookers into the successful international business it has become. I fully understand the importance of his wish to concentrate on his health and family and wish him every success. I hope that Sanjiv will be able to work with the business again at some point in the future."

Sanjiv Talwar Managing Director ebookers plc comments :
"Generally, health and career go hand in hand, but I have to recognise that over the past year, the former needed considerably more attention than I have been able to give in practice. In mid 1990s, in a similar situation, I ignored health, and paid heavily for it. Deciding to leave the most dynamic and interesting work place in my career, in perhaps the fastest growing industry, is difficult, but then perhaps in the future, I could work with the team again. Given the huge progress that has been made in strengthening the management and operations of the business I take comfort in the fact that I am leaving behind an organisation that is in a robust state and well positioned for continued strong growth.

The break also gives me an opportunity to spend more quality time with my wife Vandana, and my children, Dhananjay and Anahita, before they become teenagers and I can no longer communicate with them."

                                    --ends--


For further information:

Oliver Strong                           +44 (0) 20 7489 2239
oliver.strong@ebookers.com               +44 (0) 7771 934 153


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About ebookers plc
ebookers plc is a leading pan-European online travel agency offering complete one-stop, online shopping with a host of travel products and services, including negotiated discount airfares with 120 airlines, and discounts with over 20,000 hotels worldwide. ebookers plc and its subsidiaries sell to customers in the following eleven countries: Denmark, Finland, France, Germany, Ireland, Netherlands, Norway, Spain, Sweden, Switzerland and the UK, and the company has a business process outsourcing facility in India. ebookers is listed on the London Stock Exchange in the United Kingdom and the Nasdaq in the United States of America.

Forward Looking Statements

Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in such forward looking statements. Potential risks and uncertainties include, without limitation, the company's ability to identify, acquire and integrated companies across Europe including Travelbag Holdings, its ability to significantly increase its online revenues and sales volumes, to maintain and develop relationships with travel suppliers and strategic partners and to attract and retain customers, potential adverse changes in its gross mark up or in commission rates, reduce its operating costs through outsourcing certain functions to India, unforeseen events affecting the travel industry, and the company's dependence on its ability to establish its brand. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements, readers should carefully consider the foregoing factors and other uncertainties and events, as well as factors described in documents ebookers plc files from time to time with regulatory authorities in the United Kingdom and the United States, including annual reports on Form 20-F filed with the US Securities and Exchange Commission. Any forward-looking statements speak only as of the date on which they are made and except as required by the rules of the UK Listing Authority, the London Stock Exchange the Nasdaq National Market and applicable law, ebookers plc undertakes no obligation to update publicly or revise any forward-looking statements.




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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     ebookers plc


Dated:  January 21 2003                              /s/ Helen O'Byrne
                                                     -------------------------
                                                     Helen O'Byrne
                                                     Company Secretary


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